Mail Stop 4561

August 16, 2007

Wallace H. Bieler, Chief Financial Officer
Univest Corp of Pennsylvania
14 North Main Street
Souderton, Pennsylvania 18964

      Re: **Univest Corp of Pennsylvania**
               Form 10-K for Fiscal Year Ended
               December 31, 2006
               Filed March 8, 2007
               File No. 000-07617

Dear Mr. Bieler:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2006

Management's Discussion and Analysis

Table 10 – Allocated, Other Loan Loss Reserves, page 30

1.   We note the total nonperforming loans as a percentage of total loans increased from 0.31% to 0.68% as of December 31, 2005 and 2006, respectively, while the allowance for loan losses to total loans decreased from 1.07% to 0.98% at December 31, 2005 and 2006, respectively. Please tell us and add disclosure to future filings to explain why the allowance for loan losses to total loans decreased when the nonperforming loans as a percentage of total loans increased significantly. Please quantify and explain:

- how changes in loan concentrations, quality, and terms that occurred during the period are reflected in the allowance,
- how changes in estimation methods and assumptions affected the allowance, if applicable,
- why reallocations of the allowance among different parts of the portfolio or different elements of the allowance occurred,
- how actual changes and expected trends in nonperforming loans affected the allowance.

2.   You state that the $1.1 million real estate loan pool reserve decrease "was attributed to a favorable reduction in the reserve factor for acceptable credit risks for this pool of loans" and was offset by $172 thousand of increased reserves for commercial and homogenous loan pools. With a view towards enhanced disclosure, please explain to us and provide further disclosure in future filings to discuss the underlying reasons for your adjustments to the allowance for loan losses. Please discuss any economic, environmental or other conditions that impacted the allowance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3490 if you have any questions.

Sincerely,

Donald Walker
Senior Assistant Chief Accountant